SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 3)(1)

                                NMT Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   629294 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |x|  Rule 13d-1(d)

      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP No. 629294 10 9                   13G                   Page 2 of 6 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Jack Reinstein
      SS# ###-##-####
--------------------------------------------------------------------------------
                                                                  (a) |_|
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                   5. SOLE VOTING POWER
    NUMBER OF         480,000 shares (includes 65,789 shares which
      SHARES          Mr. Reinstein has the right to acquire within
   BENEFICIALLY       60 days after December 31, 1999)
     OWNED BY
  EACH REPORTING   -------------------------------------------------------------
      PERSON       6. SHARED VOTING POWER
       WITH
                      0 shares
                   -------------------------------------------------------------
                   7. SOLE DISPOSITIVE POWER

                      480,000 shares (includes 65,789 shares which Mr. Reinstein has the right to acquire within 60 days after
                      December 31, 1999)
                   -------------------------------------------------------------
                   8. SHARED DISPOSITIVE POWER

                      0 shares
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      480,000 shares (includes 65,789 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1999)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

      Not Applicable
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.4%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 629294 10 9                   13G                   Page 3 of 6 Pages
---------------------                                        -------------------

Item 1(a)   Name of Issuer:
---------   --------------

            NMT Medical, Inc.

Item 1(b)   Address of Issuer's Principal Executive Office:
---------   -----------------------------------------------

            27 Wormwood Street
            Boston, MA  02210

Item 2(a)   Name of Person Filing:
---------   ---------------------

            Jack Reinstein

Item 2(b)   Address of Principal Business Office or, if none, Residence:
---------   -----------------------------------------------------------

            2231 Sunset Plaza Drive
            Los Angeles, California 90069

Item 2(c)   Citizenship:
---------   -----------

            United States of America

Item 2(d)   Title of Class of Securities:
---------   ----------------------------

            Common Stock, $.001 par value per share.

Item 2(e)   CUSIP Number:
---------   -------------

            629294 10 9

Item 3      Description of Person Filing:
------      ----------------------------

            Not applicable.

Item 4      Ownership:
------      ----------

            (a)   Amount Beneficially Owned:
                  --------------------------

---------------------                                        -------------------
CUSIP No. 629294 10 9                   13G                   Page 4 of 6 Pages
---------------------                                        -------------------

                  480,000 shares (includes 65,789 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1999)

            (b)   Percent of Class:
                  -----------------

                  4.4%

            (c)   Number of shares as to which person has:
                  ---------------------------------------

                  (i)   sole power to vote or to direct the vote:

                        480,000 shares (includes 65,789 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1999)

                  (ii)  shared power to vote or to direct the vote:

                        0 shares

                  (iii) sole power to dispose or to direct the disposition of:

                        480,000 shares (includes 65,789 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1999)

                  (iv)  shared power to dispose or to direct the disposition of:

                        0 shares

Item 5            Ownership of Five Percent or Less of a Class:
------            ---------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
------      ----------------------------------------------------------------

            Not applicable.

---------------------                                        -------------------
CUSIP No. 629294 10 9                   13G                   Page 5 of 6 Pages
---------------------                                        -------------------

Item 7     Identification and Classification of the Subsidiary Which Acquired
------     ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company:
           -------------------------------------------------------------

           Not applicable.

Item 8     Identification and Classification of Members of the Group:
------     ---------------------------------------------------------

           Not applicable.

Item 9     Notice of Dissolution of Group:
------     ------------------------------

           Not applicable.

Item 10    Certification:
-------    -------------

           Not applicable.

---------------------                                        -------------------
CUSIP No. 629294 10 9                   13G                   Page 6 of 6 Pages
---------------------                                        -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Jack Reinstein
DATED:      February 10, 2000                ---------------------------------
                                               Jack Reinstein